

June 5, 2014

<u>Via E-mail</u>
Christoph Trina
Chief Executive Officer and Chief Financial Officer
Enviro-Serv, Inc.
8875 Hidden River Parkway, #300
Tampa, FL 33637

> **Re:** **Enviro-Serv Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 20, 2014**
> **File No. 024-10394**

Dear Mr. Trina:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.  For example, we note that the filing does not include a complete set of financial statements and notes thereto as well as interim financial statements as required by Rule 253 of Regulation A.  Additionally, it appears that financial statements provided for your probable acquisition are stale under the requirements of Regulation A.  We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request qualification of the offering statement in its present form, we would likely recommend that the Commission deny your request.  We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc:    Allen C. Tucci, Esq. (Via E-mail)